Tender Offer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Female Health Company

(Name of Subject Company (Issuer))

Red Oak Fund, L.P.

(Name of Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

314462102

(CUSIP Number of Class of Securities)

David Sandberg

Red Oak Fund, L.P.

145 Fourth Avenue, Suite 15A

New York, NY 10003

(212) 614-8952

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,724,000	$83.63

*

Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,200,000 shares of Common Stock of The Female Health Company, at the tender offer price of $2.27 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2007, issued February 15, 2007 and the related SEC press release dated February 16, 2007 equals $30.70 per million of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$83.63	Filing Party:	Red Oak Partners, LLC
Form or Registration No.:	Schedule TO	Date Filed:	March 30, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:	☒

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 30, 2007, as amended and supplemented by Amendment No. 1 to Schedule TO filed by Red Oak Fund, L.P. on April 23, 2007 (collectively, the “Schedule TO”), relating to the offer by Red Oak Fund, L.P. (“Red Oak”), to purchase up to 1,200,000 shares (the “Shares”) of Common Stock, par value $0.01 per share (“Common Stock”), of The Female Health Company, a Wisconsin company (“FHCO”), at a price of $2.27 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) which, together, as amended or supplemented from time to time, constitute the “Offer.”

The information in the Offer, which was previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

AMENDMENT

Items 4, 8 and 11.

The Offer expired in accordance with its terms on April 30, 2007 at 5:00 p.m. New York Time. Approximately 984,706 shares of FHCO Common Stock have been tendered, representing approximately 4.0% of the shares of FHCO Common Stock outstanding at the commencement of the Offer, and the depositary has received notices of guaranteed delivery with respect to an additional 50,541 shares. Red Oak is accepting for purchase all tendered shares, subject to confirmation by the depositary of the proper delivery of shares validly tendered, and the depositary will promptly pay for the shares accepted for purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2007	RED OAK FUND, L.P.

By:  Red Oak Capital Partners, LLC, general partner

/s/ David Sandberg
David Sandberg
Managing Member